Mail Stop 3561

December 21, 2005

Michael A. Gales
Executive Chairman
Ashlin Development Corporation
1479 North Clinton Avenue
Bay Shore, NY 11706

        RE: **Ashlin Development Corporation**
                   Item 4.01 Form 8-K filed December 15, 2005
                   File No. 0-16075

Dear Mr. Gales:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise your filing to disclose whether you dismissed Daszkal Bolton or if they resigned or declined to stand for re-election. We do not believe your statement that you had a change in connection with the merger meets the requirements of Item 304(a) of Regulation S-B. Also, please revise to disclose the date of this event. We note that the engagement of new auditors is an event separate from the termination of prior auditors, therefore, it is not appropriate to assume that it took place on the same date. Please revise.

2. Please revise your disclosure with respect to disagreements to cover the two most recent fiscal years and the subsequent interim period through December 15, 2005, or date of termination, if different, and if true. We do not object to you stating that there were no disagreements during the period of engagement, if it is clear that this period extends through the date of dismissal or resignation. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides the representations requested above. Please file the cover letter as correspondence on our EDGAR system. The amendment should include an updated letter from your former accountants stating whether or not they agree with the disclosures, as revised. Any questions regarding the above should be directed to Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to me at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief